Filed by Endowments - Bond Portfolio
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Endowments - Bond Portfolio
Commission File No. 002-34371

Endowments - Bond Portfolio banner for merger with The Bond Fund of America, Inc.

Banner locations:

https://www.americanfunds.com/endowments/index.htm
https://www.americanfunds.com/endowments/why.htm
https://www.americanfunds.com/endowments/financial.htm
https://www.americanfunds.com/endowments/proxy.htm
https://www.americanfunds.com/endowments/resources.htm

Banner copy:

☑	Upcoming proxy vote for shareholders in our Endowments — Bond Portfolio

Later this year, we’ll ask you to approve merging the Endowments — Bond Portfolio with The Bond Fund of AmericaSM.

Learn more, including why we feel this merger will benefit shareholders.

Please note that the board of directors for The Bond Fund of America approved the merger at its September 17 meeting.